UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Enstar Group Limited

(Name of Issuer)

Ordinary Shares, par value $1.00 per share

(Title of Class of Securities)

G3075 P101

(CUSIP Number)

Patrice Walch-Watson

Canada Pension Plan Investment Board

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5 Canada

(416) 868-1171

Poul Winslow

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5 Canada

(416) 868-5052

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. [G3075 P101]

1	Name of reporting person. Canada Pension Plan Investment Board
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,501,211 shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 1,501,211 shares
	10	Shared dispositive power 0 shares
11

Aggregate amount beneficially owned by each reporting person

1,501,211 shares (excluding 741,735 shares held indirectly through CPPIB Epsilon Ontario Limited Partnership and 404,771 of Series E Non-Voting Convertible shares held directly by Canada Pension Plan Investment Board)

12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.3% (excluding 4.6% of the class held indirectly through CPPIB Epsilon Ontario Limited Partnership)(1)
14	Type of reporting person (see instructions) CO

(1)	Calculated based on the 16,151,293 Ordinary Shares outstanding as of February 25, 2016, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed on February 29, 2016.

CUSIP No. [G3075 P101]

1	Name of reporting person. CPPIB Epsilon Ontario Limited Partnership
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 741,735
	8	Shared voting power 0 shares
	9	Sole dispositive power 741,735 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 741,735 shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.6%(2)
14	Type of reporting person (see instructions) PN

(2)	Calculated based on the 16,151,293 Ordinary Shares outstanding as of February 25, 2016, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed on February 29, 2016.

CUSIP No. [G3075 P101]

1	Name of reporting person. CPPIB Epsilon Ontario Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 741,735 shares held indirectly through CPPIB Epsilon Ontario Limited Partnership
	8	Shared voting power 0 shares
	9	Sole dispositive power 741,735 shares held indirectly through CPPIB Epsilon Ontario Limited Partnership
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 741,735 shares held indirectly through CPPIB Epsilon Ontario Limited Partnership
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.6%(3)
14	Type of reporting person (see instructions) OO

(3)	Calculated based on the 16,151,293 Ordinary Shares outstanding as of February 25, 2016, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed on February 29, 2016.

CUSIP No. [G3075 P101]

1	Name of reporting person. Poul Winslow
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with	7	Sole voting power 741,735 shares held indirectly through CPPIB Epsilon Ontario Limited Partnership
	8	Shared voting power 0 shares
	9	Sole dispositive power 741,735 shares held indirectly through CPPIB Epsilon Ontario Limited Partnership
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 741,735 shares held indirectly through CPPIB Epsilon Ontario Limited Partnership
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.6%(4)
14	Type of reporting person (see instructions) IN

(4)	Calculated based on the 16,151,293 Ordinary Shares outstanding as of February 25, 2016, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed on February 29, 2016.

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on June 3, 2015, amended on August 28, 2015 and amended again on March 4, 2016 (together, the “Statement”). This Amendment is being filed in order to correct an inadvertent clerical error that misstated the number of Series E Non-Voting Convertible shares held by Canada Pension Plan Investment Board (“CPPIB”) as 404,711. The correct number of shares should have been reported as 404,771. This Amendment is being filed on behalf of CPPIB, CPPIB Epsilon Ontario Limited Partnership (the “Partnership”), the CPPIB Epsilon Ontario Trust (the “Trust”) and Poul Winslow (together, the “Reporting Persons”) identified on the cover pages of this Amendment.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons are as follows:

(a)	Amount beneficially owned:

1,501,211 shares held directly by CPPIB representing 9.3% of the class of shares (5) (excluding 741,735 shares held indirectly through the Partnership and 404,771 of Series E Non-Voting Convertible shares held directly by CPPIB)

741,735 shares held directly by the Partnership representing 4.6% of the class of shares

741,735 shares held indirectly by the Trust as general partner to the Partnership representing 4.6% of the class of shares

741,735 shares held indirectly by Poul Winslow as trustee to the Trust representing 4.6% of the class of shares

(b) Number of shares to which the Reporting Persons has:

i. Sole power to vote or to direct the vote:

1,501,211 shares held directly by CPPIB

741,735 shares held directly by the Partnership

741,735 shares held indirectly by the Trust as general partner to the Partnership

741,735 shares held indirectly by Poul Winslow as trustee to the Trust

ii. Shared power to vote or to direct the vote: 0 shares

iii. Sole power to dispose or to direct the disposition of:

1,501,211 shares held directly by CPPIB

741,735 shares held directly by the Partnership

741,735 shares held indirectly by the Trust as general partner to the Partnership

741,735 shares held indirectly by Poul Winslow as trustee to the Trust

iv. Shared power to dispose or to direct the disposition of: 0 shares

(5)	Calculated based on the 16,151,293 Ordinary Shares outstanding as of February 25, 2016, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed on February 29, 2016.

(c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d) None.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 16, 2016
Date

CANADA PENSION PLAN INVESTMENT BOARD

/s/ Patrice Walch-Watson
Signature

Patrice Walch-Watson, Senior Managing Director, General Counsel & Corporate Secretary
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

[Signature Page to Schedule 13D Amendment]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 16, 2016
Date

CPPIB EPSILON ONTARIO LIMITED PARTNERSHIP

/s/ Poul Winslow
Signature

Poul Winslow, Trustee of CPPIB Epsilon Ontario Trust (the General Partner)
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

[Signature Page to Schedule 13D Amendment]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 16, 2016
Date

CPPIB EPSILON ONTARIO TRUST

/s/ Poul Winslow
Signature

Poul Winslow, Trustee
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

[Signature Page to Schedule 13D Amendment]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 16, 2016
Date POUL WINSLOW

/s/ Poul Winslow
Signature

Poul Winslow
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

[Signature Page to Schedule 13D Amendment]